SEC FILE NUMBER 001-10762 CUSIP NUMBER 41754V103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Harvest Natural Resources, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1177 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77077

City, State and Zip Code

PART II—RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the financial statements of Harvest Natural Resources, Inc. (“we”, “our” or the “Company”) for the fiscal quarter ended March 31, 2016, and following discussions with our board of directors and our auditors, management concluded that the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Form 10-Q”) within the prescribed time period (on or before May 10, 2016) without unreasonable effort or expense.

The Form 10-Q could not be filed within the prescribed time period because we need additional time to compile support for the accounting of the $5.3 million loan, including accrued interest, from HNR Finance B.V., our indirect majority owned subsidiary, to CT Energia Holding Ltd. (“CT Energia”), and consequently to provide such support to our auditors so that they can complete their review of the financial statements to be included in the Form 10-Q. Management and our board of directors are actively working to compile support for the analysis. However, the foregoing issues have caused the Company to be unable to compile all information necessary to prepare and file the Form 10-Q within the prescribed period without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Haynes	281	899-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that the net loss attributable to Harvest for the quarter ended March 31, 2016 will be $14.10 million, compared to the $5.62 million net loss attributable to Harvest for the quarter ended March 31, 2015. Management believes that the higher net loss will result primarily from the inclusion of an anticipated $4.06 million change in the fair value of the warrant liability related to the common stock warrant issued to CT Energy on June 19, 2015, higher general and administrative costs as a result of an increase in non-cash stock based employee compensation which is sensitive to changes in our stock price and a $5.3 million reserve established for the loan with CT Energia entered into on January 4, 2016.

Forward-Looking Statements

The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, statements relating to the anticipated timing of the filing of the Form 10-Q and changes to the Company’s results of operations for the quarter ended March 31, 2016 as compared to March 31, 2015. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Harvest Natural Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2016	By:	/s/Stephen C. Haynes
Stephen C. Haynes
Vice President – Finance, Chief Financial Officer and Treasurer